Exhibit 99.1

Jeffs’ Brands Enters Into Definitive Agreement to Complete Fort Products’ Merger with a Publicly Traded Company, at a Valuation of up to approximately $12 Million

Tel Aviv, Israel, Feb. 06, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced it that, further to its press release on January 3, 2025, is has entered into a definitive agreement to complete the contemplated merger of Fort Products Limited, a UK-based private company and a wholly owned subsidiary of the Company (“Fort Products”), with Impact Acquisitions Corp. (“Impact”), a capital pool company listed on the TSX Venture Exchange (the “Proposed Merger”).

Under the definitive share purchase agreement (the “Definitive Agreement”), Impact Acquisitions will acquire from the Company 100% of Fort Products’ equity interests. Jeffs Brands will receive 75.02% and up to 83.29% ownership of Impact share capital, contingent upon meeting predetermined milestones.

The Proposed Merger is based on a total valuation of Impact of approximately 4.8 million CAD (approximately US $3.3 million) (considering its cash position of at least 700,000 CAD, approximately US $486,330 $US, after transaction costs) and a total valuation ascribed to Fort Products, of approximately 17.1 million CAD (approximately US $11.9 million $US).

According to the Definitive Agreement, a condition for the closing of Proposed Transaction is that the fair market value of the equity interests of Fort Products will not be less than 14 million CAD (approximately US $9.7 million), based on a valuation report to be obtained.

The completion of the Proposed Transaction is subject to the satisfaction of additional conditions, including but not limited to, due diligence, corporate and regulatory approvals and the receipt of a Pre-Ruling from the Israel Tax Authority.

Subject to the satisfaction or waiver of all conditions precedents to the Proposed Transaction, Impact and Jeffs’ Brands anticipate that the Proposed Transaction will be completed by May 31, 2025. There can be no assurance that the Proposed Transaction will be completed on the terms proposed above or at all.

In addition, upon closing of the Proposed Transaction, Impact intends to issue equity to certain finders (the “Finders”) as compensation for providing advisory services in connection with the Proposed Transaction. Mr. Viki Hakmon, the Company’s chief executive officer and director, may be deemed to have a personal interest in the Proposed Transaction, by virtue of being a relative of one of the Finders, and as such the Proposed Transaction was approved by the Company’s Audit Committee and Board of Directors in accordance with the Israeli Companies Law-1999.

About Jeffs’ Brands Ltd.

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

About Fort Products

Fort Products is an established UK Based manufacturer and seller specializing in a range of amateur and professional products for the pest control and remedial repair industry. Fort Products’ experience commenced since it’s establishment in 2005 within the pest control industry and it prides itself on the technical knowledge received in nearly 20 years.

About Impact

Impact is a capital cool company (“CPC”) within the meaning of the policies of the TSX Venture Exchange (the “Exchange”). Impact was created to identify and evaluate potential acquisitions of commercially viable businesses and assets that have the potential to generate profits and add shareholder value. Except as specifically contemplated in the CPC policy of the Exchange, until the completion of the Proposed Transaction or other “Qualifying Transaction” as defined in the policies of the Exchange, Impact will not carry on business other than identification and evaluation of companies, businesses or assets with a view to completing a proposed qualifying transaction.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing the Proposed Merger of Fort Products with Impact and the timing of its completion, the projected valuations, ownership percentages, and conditions required for the transaction. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com